VIA EDGAR

September 30, 2013

Dominic J. Minore, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Pacific Global Fund, Inc. (the “Registrant”)

Post-Effective Amendment No. 43 to

Form N-1A Registration Statement

File No. 33-50208

Dear Mr. Minore:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant respectfully requests withdrawal of Post-Effective Amendment No. 43 (the “Amendment”) to the above referenced registration statement (“Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the 1933 Act on August 6, 2013 (SEC Accession No. 0001104659-13-060409).

The Registrant is filing this request for withdrawal because the Registrant has determined to delay making the various changes, such as updating certain financial information, that would have been needed in a further post-effective amendment in order for the Amendment to become effective, and to avoid the need to re-print and mail a new prospectus after that Amendment would have become effective.  Based on the foregoing, the Registrant submits that the withdrawal of the Amendment is consistent with the public interest and protection of investors.

As the staff of the Commission has already reviewed and provided comments to the Registrant on the Amendment, the Registrant will address the Commission staff’s comments in a new Post-Effective Amendment filing scheduled for May 2014 for the purpose of updating the Registrant’s financial statements.

In making this request for withdrawal, the Registrant confirms that (i) the Amendment has not automatically become effective nor been declared effective by the Commission, and (ii) no securities have been sold pursuant to the Amendment.

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If you have any questions regarding this letter, please contact Chip Lunde of Jorden Burt LLP, counsel to the Registrant, at (202) 965-8139.

Sincerely,

/s/ Catherine L. Henning

Catherine L. Henning
Vice President and Secretary

cc:           Chip Lunde, Esq.